Exhibit 99.1

Rail Vision Ltd. Set to Ramp US Sales After Receiving USPTO Allowance

Patent covers Rail Vision’s industry-leading, cutting-edge, A.I.-based technology designed to improve railway safety

Ra’anana, Israel, Aug. 08, 2022 (GLOBE NEWSWIRE) -- Rail Vision Ltd. (the “Company”) (Nasdaq: RVSN), a company that is seeking to revolutionize railway safety and the data-related market, today announced it received notice of allowance from the United States Patent and Trademark Office (USPTO) for its patent titled, “system and method for built-in test for optical sensors.”

“By strengthening our IP portfolio with this latest patent allowance, we are now in a great position to accelerate the rollout of our game-changing technology into the massive US market,” commented Rail Vision CEO Shahar Hania. “The US has seen more than 10,525 railroad crossing incidents in the last five years, resulting in nearly 1,300 deaths, including Five tragically lost just weeks ago when an Amtrak train collided with a dump truck in rural Missouri in late June. It’s this very type of accident that our technology is designed to prevent, and our team is fully dedicated to making this evolution in train safety a reality.”

The new patent allowance covers the Company’s industry-leading, cutting-edge, artificial intelligence (A.I.) based technology, specifically designed for railways, and its ability to perform built-in, real-time tests of the optical sensor. The system can detect a reduction in optical quality and determine issues with “external optical disturbances” (EOD) and/or failure of the optical sensors, by that increase the trust of operators to rely on technology

About Rail Vision Ltd.

Rail Vision is a development stage technology company seeking to revolutionize railway safety and the data-related market. The Company has developed cutting-edge, artificial intelligence-based, industry-leading technology specifically designed for the rail industry. The Company developed its railway detection systems to save lives, increase efficiency, and dramatically lowering downtime while drastically reducing expenses for the rail operators.

Rail Vision creates significant benefits and adds value with Main Line and Shunting Yard solutions. Rail Vision technology will significantly increase railway safety of passengers, employees, as well as sideway bystanders. Everyone relies on the rail ecosystem, from passengers using trains for transportation to corporations that use railways to deliver goods and services to shunting yard operators.

Rail Vision sees further; literally, the technology can potentially advance the revolutionary concept of autonomous trains (ATO) into a practical reality. For more information, please visit https://www.railvision.io.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses the benefits of the allowed patent and the potential of its products. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on Form 20-F filed with the SEC on May 16, 2022. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Rail Vision is not responsible for the contents of third-party websites.

Contacts
Shahar Hania
Chief Executive Officer
Rail Vision Ltd.
15 Ha'Tidhar St
Ra'anana, 4366517 Israel
Telephone: +972- 9-957-7706

Investor Relations:
Dave Gentry, CEO
RedChip Companies Inc.
407-491-4498
RVSN@redchip.com